EXHIBIT 99.1

Endeavour Silver Launches Offering of Convertible Senior Notes

VANCOUVER, British Columbia, Dec. 01, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces that it is offering US$300 million aggregate principal amount of unsecured convertible senior notes due 2031 (the “Notes”) pursuant to private placement exemptions (the “Offering”). Endeavour expects to grant the initial purchasers of the Notes an option to purchase up to an additional US$45 million aggregate principal amount of Notes.

Endeavour intends to use the net proceeds of the Offering to repay its senior secured debt facility with ING Capital LLC (together with ING Bank N.V.) and Societe Generale (the “Credit Facility”), to fund the advancement of its Pitarrilla project located in Durango State, Mexico, and for general corporate purposes, including strategic opportunities.

The final terms of the Offering will be determined by Endeavour and the initial purchasers. The Notes will bear cash interest semi-annually at a fixed rate and will be convertible by holders into Endeavour common shares (the “Shares”). The Notes will be redeemable by Endeavour at its option in certain circumstances. Holders will have the right to require Endeavour to repurchase their Notes upon the occurrence of certain events.

The Offering is subject to customary closing conditions including approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), registered under any state securities laws, or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes will be offered only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in the United States and outside of the United States in accordance with the requirements of Regulation S under the Securities Act. The Notes may not be offered or sold in Canada except pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or the Shares issuable upon the conversion thereof, and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or the Shares issuable upon the conversion thereof in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Endeavour Silver – Endeavour is a mid-tier silver producer with four operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

For Further Information, Please Contact
Allison Pettit
Vice President Investor Relations
Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding the completion of the Offering, the proposed terms of the Offering, the proposed use of proceeds of the Offering and the repayment of the Credit Facility. The forward-looking statements or information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to failure to satisfy the conditions to closing of the Offering; market demand for the Notes, unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent Form 40-F and Annual Information Form and subsequent quarterly reports.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. These factors are not, and should not be construed as being, exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements or information.